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Exhibit 10.12

                           AMENDMENT 1994-1

                        THE VONS COMPANIES, INC.
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                              PENSION PLAN
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      WHEREAS, The Vons Companies, Inc. (the "Company") maintains The Vons
Companies, Inc. Pension Plan (the "Plan"),

      WHEREAS, Section 8.1 of the Plan provides that the Plan may be amended by resolution of the Board of Directors of the Company;

      WHEREAS, by resolution date December 1, 1993 the Board of Directors has authorized officers of the Company to execute an amendment to the Plan to accomplish the foregoing changes in the definition of "Compensation" under the Plan.

      NOW, THEREFORE, BE IT RESOLVED, that The Vons Companies, Inc. Pension Plan is amended effective April 15, 1994 as follows:

      Section 1.2 of the Plan the definition of "Compensation" shall be changed as follows:

      "Annual Compensation" shall mean the cash income paid to a Participant during a calendar year by the Company or an Affiliated Company for services rendered and/or labor performed by him as an Employee. Such cash income shall include wages, salary, overtime, short and long-term incentive plan payments and commission payments plus any tax deferred savings contributed to a plan qualifying under Section 401(k) of the Code as salary reduction contributions or to a cafeteria plan under Section 125 of the Code. However, Annual Compensation shall not include any unpaid deferred compensation payments, reimbursable moving expenses, stock options, Company contributions under this Plan or any group insurance or other benefit plan, such as any other retirement plan or capital accumulation plan maintained by the Company for the benefit of such Participant, also any imputed income resulting from a Company-provided non-cash benefit or perquisite or any other distributions which receive special tax benefits. Notwithstanding the foregoing, for Plan Years beginning on or after January 1, 1989, the maximum amount of an Employee's Compensation which shall be taken into account under the Plan for any Plan Year shall be $200,000 adjusted at the same time and in the same manner as under Section 415(d) of the Code. For purposes of the $200,000 limitation referred to above, the Compensation of any Participant who is either a 5% owner (as defined in Section 416(i)(1) of the Code), or one of the ten most highly paid highly compensated employees as defined in Section 414(q) of the Code during the Plan Year ("First Participant") shall be aggregated with the Compensation of any Participant who has not attained age 19 and is a lineal descendant of the First Participant and any Participant who is the spouse of the First Participant. In any case in which such aggregation would produce Compensation in excess of the $200,000 limitation, the amount of the First Participant's Compensation that is considered under the Plan shall be reduced until the $200,000 limitation is met.

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                            AMENDMENT 1994-1
                THE VONS COMPANIES, INC. PENSION PLAN


Pursuant to the Authority granted in Section 8.1 of The Vons Companies, Inc. Pension Plan (the "Plan), The Vons Companies, Inc. hereby amends the Plan, as set forth in the accompanying Amendment 1994-1.

      IN WITNESS WHEREOF, a duly authorized officer of the Company hereby adopts this Amendment 1994-1.

                               THE VONS COMPANIES, INC.



Dated: March 23, 1994          By:/s/ Terrence Joseph Wallock
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                                  Terrence J. Wallock
                               Its: Executive V.P., General Counsel & Secretary